Payroll4Free.com, Inc.

Technology Software Technology B2B Saas

America's Small Business Payroll Service

PAYROLL4FREE.COM BEACHWOOD OHIO

Video Thumbnail



We noted that virtually all payroll services charge fees, including a base fee, plus fees per employee or check. As a result, the smallest companies are charged the largest amount per employee or check. By focusing on the very small business, Payroll4Free.com addresses a great need for a very under-served market.

Michael Roseneberg Preseident & CEO @ Payroll4Free.com, Inc.

Why you may want to support us...

1. US small business market is 30+ million
2. Only about 1 million use a payroll service
3. Developed fully functioning payroll software compliant with regulatory requirements in all 50 states
4. 2,200+ clients in all 50 states
5. 1,000+ clients paying for at least one premium service
6. Rated by clients 4.8/5 in service and support

Why people love us

I was skeptical about leaving the payroll service I had been with for nearly 20 years for a "free" option. Was I wrong! Previously I had to perform all kinds of calculations on the side in order to allocate wages to different locations but now all I have to do is enter the hours and Payroll4Free.com does the rest. I am extremely pleased with the excellent customer service I receive. I would highly recommend Payroll4Free.com to any small business out there.

Patrice Delligatti
Practice Manager at Allergy Diagnostic Systems Inc. (Beachwood, OH)

You would think that the best feature of Payroll4free.com is that it's free, but you would be wrong. The program is so user friendly they can compete with the most expensive payroll services out there. The people at Payroll4free.com are professionals who know what they're doing and are always there to help. The reports that I can pull from the system are some of the best I've seen so far from a payroll service company. I would, without any hesitation, recommend Payroll4free.com to anyone.
Benjamin I. Schwarcz, CPA, CFE
Partner at Spitz & Greenstein CPA's (New York, NY)

I have used Payroll4Free.com since the first pay period in January of 2013. I am 200% satisfied, and must say that I have never used a better payroll service. My initial reaction after receiving their promotional card in the mail was 'This must be a hoax, because there is no free lunch.' I am very, very happy I called them. I've recommended Payroll4Free.com to all my small business clients.
Ed DeGraffinried
Owner at Accurate Tax Services LLC (Bedford, OH)

Have been using Payroll4free.com for almost three years now; very easy to use. When you need help, easy to contact. They do everything – tax forms, calculations, etc. Don't know why anyone would pay for a payroll service when this one is free!
Tom Meyer
Owner at Meyer Glass Co LLC (San Antonio, TX)

See more on Grapevine

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Michael Roseneberg
Preseident & CEO
Prior to Payroll4Free.com Mike founded Galaxy Hosted Software LLC and Threshold Data Technology, Inc. He has many years of business leadership experience, with a focus on SAAS and payroll.
in



Marta Mendizabal
VP & COO
Marta holds an MBA from NYIT and has spent over 11 years with Galaxy Hosted Software managing everything from software design to human resources and financial operations.
in



John Presti
VP of Client Services
John has over 30 years of payroll experience. As Operations Manager he directed the startup of Heartland Payroll and growth to 12,000 clients nationally over 12 years. He also spent 18 years with ADP.
in



Carol Emeruwa
Director of Payroll Tax Services
Prior to leading the Payroll4Free.com Tax Department Carol spent 14 years as a Payroll Tax Accountant for PCC Airfoils, a large, multi-state manufacturing company.

Some of our investors

WE'VE RAISED $1,986,142 FROM 194+ INVESTORS SINCE OUR FOUNDING



Nicholas Angelis
Nurse Anesthetist and Entrepreneur



Jagadeesh Tangudu
Investor



Jay Beene
Memphis Inner-city Missionary



Gerry Cardinal III
Passionate about technology. Interested in gaming and diversity. VP of Engineering at InCloudCounsel.



Emmanuel Torres
Pharmacist/ Owner



John Ro
I am an enrolled agent, among other things. I like starting new businesses and investing in new businesses.



Curt Westphal
Owner of Maranatha Insurance Service In SLC, Utah



Max Joseph Abramson
International Finance and Economics Student at Emory University.



Susan Lassiter-Lyons
Investor. Entrepreneur. Author. Financial Coach.

along with 185 other investors

In the news

7 Best Free Payroll Software 2019

Free payroll software calculates business payroll and helps you keep track of employee deductions like workers' compensation, insurance, and taxes. Some free payroll software offer features like direct deposit,

August 12, 2019 @ fitsmallbusiness.com

Tool Of The Week: Payroll4Free

Looking for a new way to manage your payroll? Check out our Payroll4Free Review (http://www.payroll4free.com/). Want to find out more free tools to help you run your business efficiently? Subscribe to

March 29, 2018 @ youtube.com



More 'Disruptors' Head for Insurance

Independent insurance agents have dealt with a variety of competition from the exclusive agent companies, direct writers, affinity programs and more. When major payroll companies like ADP and Paychex started

September 23, 2015 @ iamagazine.com

America's Small Business Payroll Service

Invest in Payroll4Free.com





"Payroll4Free.com is a payroll service, much like ADP or Paychex, except that we focus on very small businesses and offer our basic payroll service free of charge.

There are 25 million small businesses in the United States with fewer than 5 employees! Fewer than 1 million use a payroll service. Virtually all other payroll services charge a base fee per payroll run or month, and additional fees per paycheck or employee, so their smaller clients are charged much more per paycheck than their larger clients. Each year, the IRS assesses more than $4 billion in payroll tax penalties to more than 3 million small businesses. Small businesses have an urgent need for an affordable payroll service. With clients now in all 50 states, Payroll4Free.com is best positioned to serve the needs of this vast, underserved market.




Our free service is rich with features, including accommodating different paid leave time accrual policies, multiple wage rates and departments, an online portal for employees, and much more. We also offer some optional services for which we do charge small fees.

Our small business owner clients typically manage the payroll function directly (unlike larger companies where payroll is handled by a controller or HR department). They provide a very valuable target market for advertisers who offer products and services for business use.



Our primary revenue will come from partnerships with companies that offer services that can be integrated into the Payroll4Free.com application. These include independent insurance agencies providing workers comp, employee background checking services, community banks offering ACH services, job posting services, and others. Revenue will also be generated from advertising that is displayed on the payroll software application from other companies, both local and national, offering goods and services to our clients.

We are poised for explosive growth. We have software compatible with regulations in all 50 states, a growing client base approaching 2,000 with a rapidly increasing rate of new client acquisition, and we are not spending anything yet on marketing! Funds from this sale of equity in our company will allow us to complete the technology to greater automate operations, and begin a marketing program that will help us reach our potential. I hope you will join us as a shareholder, and that you, too, will benefit from that growth. If you would like to discuss this opportunity with me personally, please schedule a phone call with me by clicking here."

- Mike Rosenberg, President

WE BELIEVE WE ARE POISED FOR EXPLOSIVE GROWTH



We began in 2013, our first full year, with 2 clients in one state. Since then, we have completed additional programming to automate many back-office functions and accommodate regulations for all 50 states. We installed training videos to ease new client absorption. Our client base now exceeds 2,200 clients in all 50 states. Currently, we spend absolutely nothing on marketing - new clients find us searching on the web, or are referred by other clients and accounting firms.

There is a tremendous demand for our services. Payroll4Free.com is the welcome solution to the very small businesses we serve, because virtually all other payroll services charge fees structured so that the smallest clients pay the most per employee. There are more than 25 million businesses in the United States that have fewer than 5 employees. In addition to those of our clients who have switched to us from other payroll services, many of our clients had previously used no outside payroll service at all.

On-boarding new clients has largely been a manual process, which up to now has limited the rate at which we could add new clients. Thanks to your initial investment, we have already implemented new, automated on-boarding technology in 33 states, and we have seen our acquisition rate more than triple in those states. Use of funds from this campaign will include implementing automated on-boarding in the remaining states.

After fully implementing the on-boarding technology, we will begin an aggressive marketing program that includes national radio advertising and reaching out to trade associations and franchisors of small businesses. We look forward to earning a significant market share of the payroll service business from this gigantic, underserved market.

FULL-FEATURED PAYROLL SERVICE

Payroll4Free.com has the ability to handle the most sophisticated payroll needs, even for the largest companies. But even the smallest businesses will often need some of our flexible capabilities, and appreciate our ability to handle all kinds of special payroll situations, some of which are not handled even by the largest payroll services.

Employers can pay both W-2 employees and 1099 contractors. Salaried and hourly employees can be paid at different rates for different job categories, shift differentials, bonuses, commissions, and literally any and every kind of earnings. We provide automatic warnings and automatically calculate makeup wages for restaurants and other employers with tipped employees.



Grasshopper
THE ENTREPRENEUR'S PHONE SYSTEM
Payroll Batch: 1000190 Check Date: 06/26/2016 (B - Bi-Weekly)
Chapman, Piper A.
Earnings
Go To Deductions
Accept & Exit
UBER
grubHub
trust Checkr
to make sure
they hire
the right people
Would you
rather be
SAFE
than
SORRY?
Checkr

Earnings can be allocated to different job categories for appropriate allocation for accounting and workers comp rates. Payroll4Free.com clients can connect to most electronic time clocks for automated entry.

In addition to automatic calculations for all payroll taxes, Payroll4Free.com accommodates custom deductions (including pre-tax) and benefits, including those with complex caclulations (such as garnishments that vary based on amount of pay or even other withholdings). Payroll4Free.com also handles businesses with employees who are taxed in multiple states and cities.

Payroll4Free.com accommodates calculations of accrued earned benefit time (vacation, sick, PTO, etc.), according to virtually any kind of policy. Available hours can optionally be printed on employee pay stubs, or displayed electronically on the Employee Portal.

WHAT PART OF FREE DON'T YOU UNDERSTAND?

Payroll4Free.com is distinguished from all other services by:

(1) Price

(2) Service

(3) Revenue Model

The Payroll4Free.com client can be characterized as the owner of a very small business, who wears many hats, and is not necessarily an expert in payroll or accounting. Our entrepreneur clients run payroll themselves, logging in to enter hours worked, print checks and reports, and maintain employees (unlike larger companies where the payroll function is handled by a controller or HR department).

Price

Our average-size client has 3.8 employees. Our free services are very attractive to clients when compared to the cost of other services. Based on the choice of Payroll4Free.com clients to use some optional fee-based services, our clients actually pay an average of $7.18 per month. ADP and Paychex are far more expensive for companies with 4 employees ($129.20 and $103.55 per month, respectively for semi-monthly payrolls, based on rates reported by Payroll4Free.com clients who switched from those services). And lower cost services, like Gusto and Quickbooks Online Payroll, charge $63.00 and $76.00 per month, respectively (based on rates shown on their websites as of 7/19/2018). **Payroll4Free.com is clearly the best value for the small business owner.**

Service

Payroll4Free.com is accredited by and enjoys an **A+ rating** with the Better Business Bureau. We provide the highest level of personal service, and were rated 4.8 out of 5.0 by our clients in service and support. Our clients often need an extra level of assistance during the early stages of using a payroll service, but this investment in service often pays good dividends, because after short period of time, most become more confident and independent in the use of our service. Our type and size client is often an "annoyance" to larger payroll services, who tend to focus on their larger, more profitable clients. We often hear stories from clients about their bad experiences with well-known payroll service companies that they have used previously.

Revenue Model

Our clients represent a great target market for companies who offer goods and services of interest to small business owners. Our technology provides for advertising in the business application: "skyscraper" ads on the right side of the screen and "leaderboard" ads at the top of the screen rotate to allow multiple ads to appear in succession. Advertisers are assured a monthly per client minimum of 12 impressions with a minimum duration of 10 seconds, with a potential of 180 advertisers (based on average time spent per month by a Payroll4Free.com client). The ads do not interfere with the clients' payroll work, and when a client chooses to click on a particular ad, they will be directed to the advertisers designated landing page.


90
total average monthly minutes spent logged on by each client
180
total display ad inventory (90 leaderboard, 90 skyscraper)
10
seconds that each ad is displayed (at least once every 15 minutes)
12
projected average monthly impressions per client
$50
average CPM, which translates to $0.60 per client per month

In addition, Payroll4Free.com also has technology to print ads, such as coupons, on employee paystubs and to show them to employees when they access their pay information on the employee portal.

The concept of providing free service supported by advertising is not new. Radio and television has long provided free programming, supported by advertising. More recently we have seen the likes of Google, YouTube, Facebook, LinkedIn, and others, all providing free service supported by advertising.

Payroll4Free.com is unique in applying this revenue concept to business software applications. We believe we are in the best position to take advantage of this revenue model because (1) our marketplace of very small businesses (25 million+) is large enough that even a relatively small market share can produce a very large client base, (2) our client base represents a narrowly-defined key target for many advertisers, and (3) because our clients regularly and reliably log on to Payroll4Fee.com to take care of necessary business functions, advertisers can justifiably rely on receiving the exposure for which they pay.

HOW WE MAKE MONEY

Payroll4Free.com has two major sources of revenue: (1) client fees for optional services and (2) advertising.

(1) CLIENT FEES: Clients pay fees for optional services including full Payroll Tax Service, Direct Deposit Service, and when paying more than 25 employees. Currently, fees from clients average $6.38 per month per client.

(2) ADVERTISING REVENUE: With sufficient success in our Fund Raise efforts, we are projected to reach 20,000 clients within two years, at which point we expect to begin to attract many advertisers. Payroll4Free.com offers easily auditable longer-duration advertising impressions that provide assurance that advertising dollars are not wasted on fraud. An article in Adweek (February 21, 2016) indicated just how scary is the problem of fraud in advertising:

Long a dirty little secret of the digital media business, the topic of ad fraud has been thrust front and center in discussions among agency executives, advertisers and publishers over the last three years. Bot traffic, or nonhuman digital traffic, is at its highest ever, and recent projections from the Association of National Advertisers have more than $7 billion in advertising investment wasted.

Four different categories define our advertising opportunities:

(a) Display Advertising


CREDIBLY
Growth is expensive.
Business loans through Credibly can help!
Access up to $250k for new equipment, building space, inventory and more.
Apply Now
or call 888-476-2655
DocuSign
SAVE 20% TODAY
BUY NOW
Start accepting credit cards today.
No start-up costs. No hassles. Free equipment.
Get Started
payline
RingCentral
RingCentral is the complete cloud phone system —easy to set up, easy to manage
Payroll4Free Member Discounts
Learn more now
PAYROLL4FREE.COM
Norton
Authorized Partner
Norton™ Security Internet security and antivirus. All in one. SAVE NOW!
stamps.com
Never go to the Post Office again.

Ads appear on the right side of the screen (skyscraper ads), and at the top of the screen (leaderboard ads) within the payroll application, where clients enter hours worked, print checks and reports, and maintain employee data. Advertisers can be local, regional, or national, and can include a wide range of product categories, including those directed to the business (office supplies and equipment, credit card processing, business loans, telecom, IT, etc.) and those directed to the business owner personally (electronics, jewelry, automobiles, etc.).

Payroll4free.com will also offer premium ads, where we genuinely vet the advertiser and the offerings, and provide our endorsement.

(b) Payroll-Related Partnerships

Almost all businesses are required by law to purchase workers compensation insurance. Insurance carriers (and their affiliated agencies) who partner with payroll companies offer their clients the major advantage of a "pay-as-you-go" option, rather than requiring six months' advance payments. ADP and Paychex own in-house agencies and are among the largest agencies in the U.S. They actually compete with the independent insurance agencies. Payroll4Free.com will refer new clients to agencies who partner with us, for which they will pay advertising fees. This relationship benefits the client, the agency, and Payroll4Free.com.

There are some 6,000 community banks, with 60,000 total branches in the U.S. These banks, which make a major share of loans to small businesses, face competition for depositors from the largest national banks.

An article in the Wall Street Journal (March 23, 2018) stated:

Last year, about 45% of new checking accounts were opened at the three (largest) national banks even though those lenders had 24% of U.S. branches, according to research by consulting firm Novantas. Regional and community banks, by contrast, had 76% of branches but only got 48% of new accounts..."The biggest banks are winning," wrote Tom Brown, CEO of hedge fund Curve Capital LLC, last month. "Small banks should be very concerned."

Community banks that partner with Payroll4Free.com will be referred new business accounts, which will enjoy reduced fees for optional services. The banks will also benefit from fees which Payroll4Free.com will pay to those banks for ACH transactions on behalf of their mutual clients. The banks, in turn, will pay advertising fees as they benefit from new business accounts referred by Payroll4Free.com.

(c) Employee Stub Coupons



BAJA FRESH.
$2.00 OFF
Any purchase of $8 or more.
Hurry this is a limited time offer and expires 7/31/11
Must present coupon at redemption time.
Not valid with any other offer or discount.
Not valid on online orders. One offer per customer.
Offer good at participating locations only. Promo code: 4

Have you noticed the ads and coupons on the back of the register receipt from the grocery store? I don't know how many people look at them, but advertisers do pay for this exposure. Coupons ranging from free promotional giveaways from local retailers to discounts for pizza from national chains can be offered on the printed paystubs of employee checks or on the electronic employee pay advice accessed via the employee web portal. And employees do look at their pay checks and stubs!

(d) Client Premium Ads


Insurance Concepts, Inc. (Insurance)
(79)
We offer a level of personalized service that's difficult to find in today's market. Our agents are trained to help you find coverage options tailored to your needs.
1770 E Fort Union Blvd. #100
Salt Lake City, UT 84121
www.insurcon.com
Contact: Brian Church
Phone: 801.942.0412
E-mail: brianc@insurcon.com
Simon's Auto Service (Auto Services)
(63)
Whatever the problem Simon's has the experience and equipment to service nearly all of your automotive needs.
1830 Lee Road
Cleveland Heights, OH 44118
www.simonsautoservice.com
Contact: Simon Daher
Phone: 216.371.2354
E-mail: simondaher@gmail.com

Payroll4Free.com can allow for clients to list the goods and services they wish to offer to other clients in a listing available in the payroll software. These listings can appear to other clients locally, regionally or nationally, can be searched by category or by any number of key words, and will contain a link to a designated web page. **The basic listing will be free to all clients.** Clients will have the opportunity to pay a small fee for a larger, more attention-getting listing if they so choose.

We are projected to reach break-even with a total revenue of only $25 per client per month, as we reach the 50,000 client level. With more than 25% of that coming from client fees alone, we expect to see ad revenue grow and reach impressive profitability within three years.

VALUATION

An important issue for all investors is the value of their investment. For start-up companies that have not yet established revenue and profitability, the valuation can seem somewhat arbitrary. While virtually all companies seeking investment indicate a valuation, you almost never see the justification for that valuation.

To determine a valuation for Payroll4Free.com, we calculated the value per client for several other payroll service companies (valuation divided by number of clients). For ADP, the largest payroll company, that value is $95,000 per client. For Paychex, the value per client is $40,000. For Gusto, which is not yet publicly traded, the value (set by venture capital investments) is $38,000 per client.

Payroll4Free.com's value for this campaign is less than $5,000 per client. This means that not only should Payroll4Free.com's value increase with the growth of its client base (based on initial per client value), but as its client base reaches critical mass, it will also allow for significant revenue growth from advertising partners, which will increase the per client value exponentially. Prospective investors should be very encouraged by this great growth potential.

Invest in Payroll4Free.com Today!

With 25 million + very small businesses, all of whom can substantially benefit from our services, Payroll4Free.com has the potential of growing its client base exponentially. As our client base grows, we expect to become very valuable to advertisers for whom our clients represent a key target market. Your investment will provide the funds for marketing, added personnel, and additional automation of back-end processes. Our revenue model should ultimately provide us with more revenue per client than many of the fee-based services, all while providing a fabulous deal for small businesses and a great opportunity for appropriate advertisers. This really is a win-win-win for everyone, especially investors who take advantage of investing in Payroll4Free.com at this early stage. If you would like to personally discuss any of your questions with the President of Payroll4Free.com, please click here to schedule a call!

Investor Q&A

– COLLAPSE ALL

What does your company do?

Payroll4Free.com is a payroll service company, much like ADP or Paychex, except that we focus on very small businesses and offer the basic services free of charge (optional premium services are between $10and $20 per month). The services are primarily supported by advertising that is displayed on the payroll software. Our small business owner clients provide a very valuable target market for advertisers who offer products and services intended for business use.

Where will your company be in 5 years?

We have found that for most small businesses payroll services are generally unaffordable, and they tend to process it in-house to save money. Unfortunately, this often leads to huge payroll tax penalties ($4.2+ billion assessed by the IRS in 2015). We wanted to be able to offer those 30+ million small businesses a payroll option that is affordable, reliable, and service focused, which will allow us to eventually become the #1 small business payroll service provider in the United States.

Why did you choose this idea?

We noted that virtually all payroll services charge fees, including a base fee, plus fees per employee or check. As a result, the smallest companies are charged the largest amount per employee or check. By focusing on the very small business, Payroll4Free.com addresses a great need for a very under-served market.

What's new about what you're making? How is it different?

Payroll4Free.com offers the only truly free payroll service option to small business clients. This gives them an affordable and stress-free way to be compliant. It is primarily supported by advertising relevant to the small business owners that use the service, so it also offers the small businesses deals on products and services that are important to them.

How big is the market?

There are more 30 million small businesses in the US with fewer than 20 employees, and 25 million of those have fewer than 5 employees. Less than 1 million of them currently use a payroll service, mainly due to the costs involved.

What's your biggest risk? What keeps you up at night?

Our revenue projections are based on (1) growing the client base; (2) attracting advertisers; and (3) earning enough revenue from each advertiser. We know we can attract new clients, but there is the risk that the time required to grow to significant levels will be greater than projected. We also know that our small business owner clients represent a valuable target market which attracts advertisers, but risk not being able to attract them as quickly, or not generating as much revenue, as we have projected.

How will you make money?

Our primary source of revenue will be advertising fees. In larger companies a business office manager, controller, or human resource department handles payroll. In a small business payroll is typically taken care of by the owner. This makes Payroll4Free.com a perfect platform for advertisers whose target market includes small business owners. In addition to a great target market, Payroll4Free.com offers advertisers (1) a captive audience (owners who choose Payroll4Free.com as their payroll service will be logged in regularly); (2) a guaranteed minimum number of impressions, with impression times far greater than other digital sites; and (3) freedom from concerns about fraud, robotic clicks, and ad blocking software interference.

Who are your competitors? How are you different?

Competitors include ADP, Paychex, Gusto, Patriot Software, Paycom, Paycor, Intuit, and many small regional and local companies. All of those competitors charge fees which include a base monthly or per processing fee plus monthly fees for each check, or employee. The smaller businesses are charged in total much more per employee than larger companies. Payroll4Free.com is either free, or even with optional premium services, very inexpensive for a small business and offers a level of attention, service and support that is superior to competitors.

How do you acquire customers?

We have worked on SEO and experimented with various methods of advertising to determine the best practices when it comes to client acquisition. We found that a good mix of Adwords and radio spots will be most helpful as we look to scale. Word of mouth has also been a key factor in our growth to date. Additional strategies that we plan to implement include social media campaigns, as well as referral programs for independent insurance agencies, accountants and clients.

What's your cash flow?

Cash on hand as of December 31, 2019 is $159,143. The current monthly burn rate is $57,000. Short term expenses include new staff and technology enhancements. Mid-term expenses include funds for marketing.

Financials

Our cash in hand is $150,811, as of March 2018. Over the three months prior, revenues averaged $9,445/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $14,048/month.

At a Glance

January 1 to December 31

$95,990 +34%
Revenue

-$16,949
Net Loss

$115,211 [20%]
Short Term Debt

$0
Raised in 2016

$150,811
Cash on Hand
As of 03/31/18

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Payroll4Free.com is a payroll service company, much like ADP or Paychex, except that we focus on very small businesses and offer the basic services free of charge (optional premium services are between $12.50
and $25 per month). The services are primarily supported by advertising that is displayed on the payroll software. Our small business owner clients provide a very valuable target market for advertisers who offer products and services intended for business use.

We have found that for most very small businesses payroll services are generally unaffordable, and they tend to process it in-house to save money. Unfortunately, this often leads to huge payroll tax penalties ($4.2+ billion assessed by the IRS in 2015). We wanted to be able to offer those 30+ million small businesses a payroll option that is affordable, reliable, and service focused, which will allow us to eventually become the #1 small business payroll service provider in the United States.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

PAYROLL4FREE.COM, LLC was incorporated in the State of Ohio in May 2012.

Since then, we have:

- Developed fully functioning payroll software compliant with regulatory requirements in all 50 states

- Increased client growth to 50+ new clients per month with zero marketing expense

- Grown to 1,300+ clients in all 50 states

- 500+ clients paying for at least one premium service

- Rated by clients 4.8/5 in service and support

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2017, the Company had revenues of $95,018 compared to the year ended December 31, 2016, when the Company had revenues of $71,803. Our gross margin was 100.0% in fiscal year 2017, compared to 100.0% in 2016.

- *Assets.* As of December 31, 2017, the Company had total assets of $115,945, including $114,854 in cash. As of December 31, 2016, the Company had $144,818 in total assets, including $144,161 in cash.

- *Net Loss.* The Company has had net losses of $16,949 and net losses of $172,577 for the fiscal years ended December 31, 2017 and December 31, 2016, respectively.

- *Liabilities.* The Company's liabilities totaled $1,855,137 for the fiscal year ended December 31, 2017 and $1,767,059 for the fiscal year ended December 31, 2016.

Liquidity & Capital Resources

At conclusion of this Offering, our projected runway was 4 months before we need to raise further capital.

We are using proceeds as set forth in that Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing, as we do not have additional sources of capital other than the proceeds from the offering. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Our cash in hand is $150,811, as of March 2017. Over the last three months, revenues have averaged $9445/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $14,048/month, for an average burn rate of $4603 per month. If we are successful in our next fundraise our intent is to be profitable in 30-36 months.

Galaxy Hosted Software LLC will continue to fund the operation if we run out of money.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -18%	**Gross Margin:** 100%	**Return on Assets:** -15%
Earnings per Share: -$169.49	**Revenue per Employee:** $15,998	**Cash to Assets:** 99%
Revenue to Receivables: 8,798%	**Debt Ratio:** 1,600%	

Payroll4Free Financial Statements- Reviewed.pdf

Payroll4Free 2016 US Tax Return.pdf

Payroll4Free.com LLC Financial Statements- 2017 Reviewed .pdf

Risks

1. Our ability to become profitable is dependent on generating advertising revenue sufficient to exceed costs of operation, and growing our client base to such numbers as to be attractive to advertisers and justify the level of fees required from the advertisers.

2. The cost of acquiring new clients may be higher than anticipated. Payroll4Free.com acquires new clients by web search; Google Adwords; radio advertising; trade publication advertising; referrals from clients, accountants, insurance agencies, and other third parties; and other promotional methods. Each acquisition method has different associated anticipated costs. If client acquisition costs are higher than anticipated, it will significantly affect profitability.

3. The rate and acceleration of client acquisition may be slower than anticipated. Payroll4Free.com receives some revenue from from its client base, and slower client growth than anticipated will mean slower revenue growth. Payroll4Free.com's business model relies largely on advertising for revenue. The larger the client base, the more attractive Payroll4Free.com is to advertisers. Slower client growth rate will significantly impact advertising revenue.

4. The rate of acquiring new advertisers may be slower than anticipated. Payroll4Free.com's revenue model is largely dependent on advertising revenue. Even if the client base grows rapidly, the concept of selling advertising to appear within a business application is new and untested.

5. The costs to acquire advertisers may be higher than anticipated. Payroll4Free.com anticipates certain costs of sales staff and marketing to sell to advertisers to use the Payroll4Free.com business application for advertising. If those costs of acquiring new advertisers is greater than anticipated, it will greatly affect profitability.

6. The advertising revenue per client may be lower than anticipated. Payroll4Free.com will receive fixed monthly amounts from some advertisers, and will participate in affiliate programs, in which fees are based on a percentage of sales of advertisers' products and services to clients. While Payroll4Free.com believes its fixed rates are competitive, and that the average of fees from affiliate programs will equal fixed fees, the concept of advertising on a business application is new and untested.

7. Advertisers may not achieve sufficient results to continue advertising long-term. Clearly, if advertisers don't experience sufficient business overall from Payroll4Free.com clients, they will not continue to pay for advertising, and Payroll4Free.com may not be able to sufficiently replace lost advertisers.

8 The company is not yet profitable, and investors could lose part or all of their investments. Even if the company achieves profitability, revenue may not grow fast enough for Revenue Sharing to be paid out so timely as to provide a desirable return on investment.

9 The company may require an additional fundraising round, depending on how much over the minimum goal is raised in this offering. If those additional funds are not raised, the company may not be able to continue operations.

10 Payroll4Free.com has a non-interest-bearing note payable to Galaxy Hosted Software LLC, a party related by common majority ownership. This loan balance was $1,739,925 as of December 31, 2017. Galaxy continues to loan money to Payroll4Free.com to support its operations. Though Repayment is not required until Payroll4Free.com becomes profitable, there is credit risk associate with it.

11 Payroll4Free.com relies on technologies provided by Galaxy Hosted Software LLC. There is risk on securing technologies if there are material changes in Galaxy Hosted Software LLC.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED

Officers

OFFICER	TITLE	JOINED
Marta Mendizabal	Vice President, Chief Operating Officer	2012
Michael J. Rosenberg	President	2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Carol Rosenberg	99 units	99.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
01/2018	$113,471	Revenue Share
05/2012	$1,663,740	Loan
12/2019	$95,460	Priced Round
12/2017	$113,471	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Galaxy Hosted Software LLC	05/23/2012	$1,663,740	$1,663,740	0.0%		Yes
Wefunder Investors	12/30/2017	$113,471	$93,220	%		Yes

Related Party Transactions

There is a non interest bearing note payable to Galaxy Hosted Software, LLC, a party related by common majority ownership. This payable is $1,739,925 for the year ended December 31, 2017. We plan to pay off the loan through income earned by the Company. Based on common ownership, Galaxy Hosted Software has provided a perpetual license to Payroll4Free.com for use of the technology developed by Galaxy at no charge. Also, Payroll4Free.com subleases office space from Galaxy without a formal agreement, and pays rent to Galaxy based on a proportion of space it occupies ($377.88 monthly). Galaxy will continue to sublease sufficient space through the end of its current lease, which ends March 31, 2021.

Name	Galaxy Hosted Software LLC
Amount Invested	$1,663,740
Transaction type	Loan
Issued	05/23/2012
Outstanding principal plus interest	$1,663,740 as of 05/2020
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Common Management and Ownership

Over the life of the Company it has drawn advances against a non-interest bearing note payable ("Related Party Note") to Galaxy Hosted Software, LLC, a party related by common majority ownership and common management. The only source of repayment of this balance will be ultimate income earned by the Company. There is no assurance that such future repayment will be made. This loan balance was $1,663,420 as of December 31, 2019.

Name	Galaxy Hosted Software, LLC
Amount Invested	$0
Transaction type	Other
Issued	05/23/2012
Relationship	Common Management and Ownership

The Company occupies office space under an operating lease agreement with Galaxy Hosted Software, LLC. Galaxy Hosted Software, LLC is the leaseholder. The Company pays a proportion of total rent due each month that is equivalent to the proportion of the total leased area occupied by its personnel. There are no future minimum payments due under this arrangement.

Use of Funds

$50,000	We plan to allocate it to working capital, especially salesand marketing personnel and expenses.
$250,000	We plan on allocating the majority to sales andmarketing expense, technology enhancement, and additional client support personnel.
$500,000	Funds will be allocated to release of expanded product, a full small business accounting package. Payroll4Free.com has already trademarked the name "BizBooks4Free", and already has much of this product is developed and is ready for initial testing. The addition of this product will add to the amount of time clients will spend on the business application, and add value to both clients and advertisers. Funds will also be used for additional marketing, support, and technology.
$750,000	Funds will be used to expand ACH credit limit for direct deposit, for aggressive marketing, and expansion of management and support staff, and additional technology.
$1,000,000	Funds will be used for very aggressive marketing to advertisers and the agencies that represent them, expansion of support staff, and additional technology.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Units	100	100	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

Join **578,729** investors who funded **375** startups with over **$133.5 million**

View Reg D, A+ and Reg CF Breakdown

Sign up with Facebook

Privacy: We won't share your data, or post to your wall, without your permission.

or

Full name

Email

Password

SIGN UP

Mashable npr Forbes Bloomberg Businessweek CNNMoney PBS TIME Los Angeles Times The Boston Globe Inc. TechCrunch THE WALL STREET JOURNAL. FINANCIAL TIMES

wefunder.com/payroll4freecomllc/about is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.